FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Dividend Declaration dated 28 June 2019
Exhibit No. 2	Publication of Supplementary Reg Doc & Prospectus dated 02 July 2019
Exhibit No. 3	Publication of Final Terms dated 03 July 2019

Exhibit No. 1

Royal Bank of Scotland Group

28th June 2019

NatWest Markets Plc ‐ Declaration of Interim Dividend

NatWest Markets Plc ("NatWest Markets") today announces it has declared an interim ordinary dividend payable to its parent company, The Royal Bank of Scotland Group plc (together with its subsidiaries, the "RBS Group"), of 100.12 pence per ordinary share, corresponding to a total payment of £400 million.

Today's interim dividend would have resulted in the NatWest Markets Plc CET1 ratio as at 31 March 2019 reducing by c.105 bps to c.16.0% and is consistent with the NatWest Markets Plc CET1 ratio target of c.15% by 2020. There is no impact on the RBS Group CET1 ratio.

NatWest Markets Investor Relations
Richard Coombs
Head of NatWest Markets Investor Relations
+44 (0) 207 672 1768

RBS Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

Forward Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG or NWM's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG or NWM in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG or NWM's actual results are discussed in NWM's 2018 Annual Report and Accounts and other regulatory filings, RBSG's UK2018 Annual Report and Accounts and materials filed by RBSG with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG and NWM do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers

NatWest Markets Plc	RR3QWICWWIPCS8A4S074
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Markets Plc

Publication of Supplementary Registration Document and Supplementary Prospectus

Each of the following supplementary registration document and supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 2 July 2019.

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme and (iii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 2 July 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2254E_1-2019-7-2.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2254E_2-2019-7-2.pdf

A copy of each of the above supplementary registration document and supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Richard Coombs
Head of NatWest Markets Investor Relations
Tel: +44 (0)207 672 1768

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document or the supplementary prospectus (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 2 July 2019 for NatWest Markets Plc ("NatWest Markets") JPY 41,700,000,000 0.737 per cent. Notes due 4 July 2022 (ISIN: XS2021468645) (the "JPY 2022 Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 2 July 2019 for NatWest Markets JPY 8,300,000,000 0.848 per cent. Notes due 4 July 2024 (ISIN: XS2021469023) (the "JPY 2024 Notes", together with the JPY 2022 Notes, the "Notes") issued under the Programme

The relevant Final Terms contains the final terms of each of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019, 17 May 2019, 17 June 2019 and 2 July 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the relevant Final Terms for each of the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4181E_1-2019-7-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4181E_2-2019-7-3.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2019

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary